Tenaris S.A.

Subsequent Information

May 7, 2015

SEC review of the carrying value of the Company’s investment in Usiminas.

Simultaneously with the approval by the board of directors of Tenaris S.A. (the “Company”) and the publication of the Company’s consolidated condensed interim financial statements for the three-month period ended March 31, 2015, the Company has informed the market that as part of its regular reviews of the Company’s filings of financial statements, the Staff of the U.S. Securities and Exchange Commission (“SEC”) has issued comments regarding the carrying value of Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”). While the Company has provided information to the SEC Staff supporting the Company's accounting treatment of the Usiminas investment under IFRS, discussions with the Staff continue.

If it is determined after the conclusion of this process that an additional impairment of the investment in Usiminas should be recorded in 2014, the Company could be required to restate its 2014 financial statements.

The value of the Company’s investment in Usiminas was determined by the application of IFRS and tested for impairment using the value in use calculation as per IAS 36.

As of December 31, 2014, the value in use calculation on the investment in Usiminas derived in an impairment charge of $49.0 million. Additionally, during the fourth quarter of 2014, the investment in Usiminas was reduced by $21.8 million due to the currency translation adjustment (CTA), following a devaluation of the Brazilian Real (BRL). Therefore, including quarterly results, the value of the Company’s investment in Usiminas decreased from $283.6 million as of September 30, 2014 to $209.3 million as of December 31, 2014, representing 1.6% of the Company’s net worth.

The table below shows the Company’s carrying value for its investment in Usiminas (expressed on a per share basis) at September 30, 2014 and December 31, 2014, as well as the book value of Usiminas equity.

Per share amount in USD	Carrying value	Book value
September 30, 2014	11.3	7.0
December 31, 2014	8.4	6.4